 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR APRIL TRAFFIC GROWS 14% TO 11.3M CUSTOMERS

LF RISES 3% TO  96% ON EASTER & LOWER FARES

Ryanair, Europe's No.1 airline, today (3 May) released April traffic statistics as follows:

●     Traffic grew 14% to 11.3m customers.

●     Load factor rose 3% points to 96%

●     Rolling annual traffic to April grew 13% to 121.3m customers.

	Apr 16	Apr 17	Change
Customers	9.9M	11.3M	+14%
Load Factor	93%	96%	+3%

Ryanair's Kenny Jacobs said:

"Ryanair's April traffic grew by 14% to 11.3m customers, while our load factor jumped 3% points to 96% (boosted by Easter), on the back of lower fares and the continuing success of our "Always Getting Better" customer experience programme.

Customers can look forward to even lower fares when they make advance bookings for summer and winter 2017, so there's never been a better time to book a low fare flight on Ryanair and we urge all customers who wish to book their holidays to do so now on the Ryanair.com website or mobile app, where they can avail of the lowest fares in Europe."

ENDS

For further information
please contact:
   Robin Kiely                                                                             Piaras Kelly
   Ryanair DAC                                                                           Edelman Ireland
   Tel: +353-1-9451949                                                                Tel: +353-1-6789333
press@ryanair.com                                                                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 May, 2017

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary